Sub-Item 77I - Terms of New or Amended
 Securities	Y

Pursuant to Amendment to Declaration of
 Trust of Aetna GET Fund (the "Trust"),
 effective November 19, 1999, the Board
 of Trustees of the Fund divided the
 shares of beneficial interest of
 the Trust into and established a
 separate series ("GET H") distinct
 from shares of the Trust previously issued.

Shares of GET H have voting powers and
 redemption rights as referred to in the
 Amendment to the Declaration of Trust
 (see Sub-Item 77Q1(a)).